EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim  financial statements for the three months and nine ended September 30, 2024, and the Company’s audited consolidated financial statements as at and for the year ended December 31, 2023, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated November 12, 2024, and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of November 12, 2024, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd.  We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR+ at www.sedarplus.ca.

Business Description

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and its common shares are listed on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the nine months ended September 30, 2024, have been conducted on the Avino Property and the La Preciosa Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property. The Avino Property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Operational Highlights

HIGHLIGHTS (Expressed in US$)	Third Quarter 2024	Third Quarter 2023	Change	YTD 2024	YTD 2023	Change
Operating
Tonnes Milled	156,512	154,507	1%	467,041	471,635	-1%
Silver Ounces Produced	281,831	237,165	19%	825,420	703,920	17%
Gold Ounces Produced	1,625	2,077	-22%	4,917	5,883	-16%
Copper Pounds Produced	1,771,250	1,143,827	55%	4,423,909	3,987,016	11%
Silver Equivalent Ounces[1] Produced	670,887	591,208	13%	1,916,940	1,856,772	3%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	525,003	543,686	-3%	1,672,917	1,502,424	11%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$14.94	$16.90	-12%	$15.35	$15.83	-3%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$22.06	$22.61	-3%	$21.61	$21.95	-2%

1. In Q3 2024, AgEq was calculated using metal prices of $29.42 per oz Ag, $2,476 per oz Au and $4.18 per lb Cu. In Q3 2023, AgEq was calculated using metals prices of $23.57 oz Ag, $1,929 oz Au and $3.79 lb Cu. For YTD 2024, AgEq was calculated using metal prices of $27.21 per oz Ag, $2,295 per oz Au and $4.15 per lb Cu. For YTD 2023, AgEq was calculated using metal prices of $23.44 oz Ag, $1,932 oz Au and $3.90 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. Non-IFRS measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Third Quarter 2024	Third Quarter 2023	Change	YTD 2024	YTD 2023	Change
Financial Operating Performance
Revenues	$14,616	$12,316	19%	$41,796	$31,359	33%
Mine operating income	$5,709	$2,364	141%	$12,745	$5,258	142%
Net income (loss)	$1,169	$(803)	246%	$3,008	$(21)	>1000%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$3,816	$706	441%	$8,938	$1,386	545%
Adjusted earnings[1]	$4,980	$1,551	221%	$11,384	$2,630	333%
Cash flow provided by operating activities	$4,148	$(83)	>1000%	$7,573	$867	773%
Mine operating cash flow before taxes[1]	$6,664	$3,088	116%	$15,701	$7,420	112%
Per Share Amounts
Earnings (loss) per share	$0.01	$(0.01)	200%	$0.02	$0.00	100%
Adjusted earnings per share[1]	$0.04	$0.01	300%	$0.08	$0.02	300%
HIGHLIGHTS (Expressed in 000’s of US$)	September 30, 2024	June 30, 2024	Change	September 30, 2024	December 31, 2023	Change
Liquidity & Working Capital
Cash	$7,767	$5,311	46%	$7,767	$2,688	189%
Working capital[1]	$15,878	$13,570	17%	$15,878	$9,727	63%

1. Non-IFRS measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

3rd  Quarter 2024 Highlights

•	Revenues of $14.6 million, an increase of 19% from Q3 2023
•	Gross Profit (mine operating income) of $5.7 million
•	Net income of $1.2 million, or $0.01 per share
•	Adjusted earnings of $5.0 million, or $0.04 per share
•	Cash flow provided by operating activities of $4.1 million
•	Mine operating income before taxes of $6.7 million
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $3.8 million
•	Cash costs per silver equivalent payable ounce sold of $14.94
•	All in sustaining cash costs per silver equivalent payable ounce sold of $22.06

La Preciosa Stockpiles:

During the quarter, the Company continued to analyze the results of processing La Preciosa historical stockpile material as part of a sampling program to better prepare for fresh mill feed. Initial recoveries from the lower-grade material were better than expected and provide for potential upside as the project moves forward.

Consistent Production at Avino:

During the quarter, production significantly increased due to overall mill performance and availability. The Company remains on track with our targeted full year production of 2.5M to 2.8M silver equivalent ounces. October 2024 production continued to build off a strong Q3, and puts the Company on track to deliver on our production estimate for 2024.

La Preciosa Progress

Following the signing of the long-term land use agreement with a local community on January 9th, 2024, our operations team is in the final stages for approval to move forward with underground development at La Preciosa. Recent photos from the La Preciosa property can be viewed on our website by clicking here.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Financial Results – Three months ended September 30, 2024, compared to three months ended September 30, 2023

	Three months ended September 30,
	2024	2023
Revenue from mining operations	$14,616	$12,316
Cost of sales	8,907	9,952
Mine operating income	5,709	2,364

Operating expenses:
General and administrative expenses	1,455	1,280
Share-based payments	531	627
Income before other items	3,723	457

Other items:
Interest and other income (loss)	(77)	5
Loss on long-term investments	(268)	(295)
Fair value adjustment on warrant liability	-	20
Unrealized foreign exchange gain (loss)	170	(234)
Finance cost	(5)	(3)
Accretion of reclamation provision	(49)	(13)
Write-down of uncollectible account	(621)	-
Interest expense	(77)	(158)
Income (loss) before income taxes	2,796	(221)

Income taxes:
Current income tax (expense) recovery	(1,258)	111
Deferred income tax expense	(369)	(693)
Income tax expense	(1,627)	(582)
Net income (loss)	1,169	(803)

Other comprehensive income:
Currency translation differences	1	230
Total comprehensive income (loss)	$1,170	$(573)
Income (loss) per share
Basic	$0.01	$(0.01)
Diluted	$0.01	$(0.01)
Weighted average number of common shares outstanding
Basic	135,070,079	122,433,272
Diluted	140,429,861	122,433,272

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Revenues

The Company recognized revenues of $14.6 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to $12.3 million revenues for Q3 2023, an increase of $2.3 million.

The increase is a result of materially higher average realized metal prices, as described below, and was partially offset by 3% less payable silver equivalent ounces sold in the current period.

Metal prices for revenues recognized during the period were $29.17 per ounce of silver, $2,445 per ounce of gold, and $9,154 per tonne of copper, with comparable prices for Q3 2023 were $23.26 per ounce of silver, $1,927 per ounce of gold, and $8,372 per tonne of copper.

Cost of Sales & Mine Operating Income

Cost of sales was $8.9 million, compared to $10.0 million in Q3 2023, a decrease of $1.1 million. The decrease in cost of sales is mainly attributable to the Mexican peso which depreciated by approximately 11% compared to the US dollar in the prior year quarter. The ratio had an average of 18.90 Mexican Pesos to 1 US dollar in Q3 2024 compared to an average of 17.05 Mexican Pesos to 1 US dollar in Q3 2023.

Mine operating income was $5.7 million, compared to $2.4 million in Q3 2023. The increase in mine operating income is a result of the items noted above.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $1.5 million, compared to $1.3 million in Q3 2023. The increase is a result of higher salaries and benefits, primarily as a result of increased profit-sharing provisions for employees in Mexico from improved financial performance.

Share-based payments was $0.5 million, compared to $0.6 million in Q3 2023, with the decrease being a result of the vesting of previously issued options and restricted share units at lower prices compared to Q3 2023.

Other Items

Unrealized loss on long-term investments was $0.3 million compared to a loss of $0.3 million in Q3 2023. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources, as well as the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

Foreign exchange gain for the period was $0.2 million, a change of $0.4 million compared to a loss of $0.2 million in Q3 2023. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended September 30, 2024, the US dollar appreciated in relation to the Mexican peso during the quarter, resulting in higher unrealized foreign exchange gain. During the three months ended September 30, 2023, the US dollar remained constant in relation to the Canadian dollar.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Current and Deferred Income Taxes

Current income tax expense of $1.3 million in Q3 2024, a change of $1.4 million compared to an income tax recovery $0.1 million for Q3 2023. The movement relates primarily to higher profits generated in 2024 resulting in increased income tax expense, whereas in 2023, the Company was in recovery position as a result of less profitable mining operations.

Deferred income tax expense was $0.4 million, a change of $0.3 million compared to an expense of $0.7 million in Q3 2023. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related  to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $1.2 million for the period, or $0.01 per share, compared to net loss of $0.8 million, or $0.01 per share during Q3 2023. The changes are a result of the items noted above, which are primarily increases in revenues,  mine operating income and movements in the fair value adjustment of the long-term investments and unrealized foreign exchange, as well as decreases in cost of sales. The positive movements were partially offset by increases to current and deferred income tax expenses. The remaining items were consistent, showing no significant variances as noted above.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Measures”)

EBITDA was $3.8 million, an increase of $3.1 million when compared to $0.7 million for Q3 2023. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, changes in interest expense and income, as well as any changes in income taxes. See Non-IFRS Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $5.0 million, an increase of $3.4 million when compared to adjusted earnings of $1.6 million in the corresponding quarter in 2023. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, gains and losses related to warrants, write-downs of equipment and movements in unrealized foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Measures”)

Cash costs per silver equivalent payable ounce was $14.94, compared to $16.90 for Q3 2023. The decrease of 12% is attributable to lower cash production costs from improved operational performance. This was partially offset by lower ounces sold of 3% in Q3 2024 when compared to Q3 2023.

All-in sustaining cash costs per silver equivalent payable ounce was $22.06, compared to $22.69 for Q3 2023. The decreases mentioned from the items above, with no significant difference between the comparable quarter in sustaining capital and exploration costs, and an increase to penalties.

See Non-IFRS Measures for a reconciliation for cash costs and all-in sustaining cash costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Financial Results - Nine months ended September 30, 2024, compared to the nine months ended September 30, 2023:

	2024	2023
Revenue from mining operations	$41,796	$31,359
Cost of sales	29,051	26,101
Mine operating income	12,745	5,258

Operating expenses:
General and administrative expenses	4,518	3,999
Share-based payments	1,601	1,809
Income (loss) before other items	6,626	(550)

Other items:
Interest and other income	77	234
Gain (Loss) on long-term investments	87	(899)
Fair value adjustment on warrant liability	-	478
Unrealized foreign exchange gain	342	182
Finance cost	(10)	(80)
Accretion of reclamation provision	(151)	(36)
Write-down of uncollectible account	(621)	-
Interest expense	(248)	(275)
Income (loss) before income taxes	6,102	(946)

Income taxes:
Current income tax (expense) recovery	(2,033)	645
Deferred income tax (expense) recovery	(1,061)	280
Income tax (expense) recovery	(3,094)	925
Net income (loss)	3,008	(21)

Other comprehensive income (loss):
Currency translation differences	(123)	(346)
Total comprehensive income (loss)	$2,885	$(367)
Income (loss) per share
Basic	$0.02	$(0.00)
Diluted	$0.02	$(0.00)
Weighted average number of common shares outstanding
Basic	132,925,193	120,093,760
Diluted	138,723,903	120,093,760

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $41.8 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to revenues of $31.4 million for 2023, an increase of $10.4 million.

The increase in revenues is a result of better average metal prices as described below, and 11% higher silver equivalent payable ounces sold in the current period.

Metal prices for revenues recognized during the period were $27.82 per ounce of silver, $2,321 per ounce of gold, and $9,222 per tonne of copper, with comparable prices for the nine months ended September 30, 2023, were $23.46 per ounce of silver, $1,942 per ounce of gold, and $8,539 per tonne of copper.

Cost of Sales & Mine Operating Income

Cost of sales was $29.1 million, compared to $26.1 million in 2023, an increase of $3.0 million. The increase in cost of sales is partially attributable to the higher ounces sold mentioned above, which resulted in higher overall costs. The increase is also attributed to a stronger average Mexican peso during the first half of the year, which directly impacted labour and contractor costs. Partly offset by the weakening of the Mexican peso in the third quarter of 2024 by approximately 11%, which was favorable to the Company's cost structure.

Mine operating income was $12.7 million, compared to $5.3 million in 2023. The increase in mine operating income is a result of the increased revenues, with offsetting increases in cost of sales, when compared to the comparative period, as noted above.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $4.5 million, compared to $4.0 million in the comparable period, with any increases coming from salaries and benefits, primarily as a result of increased profit-sharing provisions for employees in Mexico from improved financial performance.

Share-based payments was $1.6 million, compared to $1.8 million in the comparable period, a decrease of $0.2 million. The decrease is a direct result of the timing of option and RSU grants, and fluctuations in share price from period to period.

Other Items

Unrealized gain on long-term investments was $0.1 million, a positive movement of $1.0 million compared to a loss of $0.9 million in the comparable period. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources from period to period, as well as the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

Fair value adjustment on warrant liability was Nil, a negative movement of $0.5 million compared to a gain of $0.5 million in the comparable period in 2023. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility. All US dollar-denominated warrants expired in September 2023, thus there is no adjustment for Q3 2024

Unrealized foreign exchange gain for the period was $0.3 million, a positive movement of $0.1 million compared to a gain of $0.2 million in the comparable period in 2023. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the period, the Canadian dollar and the US dollar remained constant in relation to the Mexican peso except for the third quarter 2024 where the Mexican peso depreciated against both currencies, resulting in an overall foreign exchange gain for the period. During the nine months ended September 30, 2023, the US dollar appreciated in relation to the Mexican peso and Canadian dollar, resulting in a foreign exchange gain.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Current and Deferred Income Taxes

Current income tax expense was $2.0 million, compared to a current income tax recovery of $0.6 million in the comparable period. The movements are a result of higher profits generated in 2024, resulting in increased income tax expense, whereas in 2023, the Company was in a recovery position.

Deferred income tax expense was $1.1 million, a change of $1.4 million compared to a recovery of $0.3 million in 2023. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $3.0 million for the period, or $0.02 per share, compared to net loss of $0.02 million, or $0.00 per share during the comparable period in 2023. The changes are a result of the items noted above, which are primarily increases in revenues, mine operating income, and general and administrative expenses, as well as decreases in share-based payments, between the two comparable periods. Net income was further impacted by movements in unrealized foreign exchange, fair value adjustments on the warrant liability, and an improved long-term investment performance as noted above.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Measures”)

EBITDA was $8.9 million, an increase of $7.5 million when compared to $1.4 million for the comparable period. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $11.4 million, an increase of $8.8 million when compared to adjusted earnings of $2.6 million in the corresponding period in 2023. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, gains and losses related to warrants, and movements in unrealized foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Measures”)

Cash costs per silver equivalent payable ounce was $15.35, compared to $15.83 for the comparable period in 2023. The cost per ounce remained constant with prior year period with a minor increase primarily driven by foreign exchange movements between the US dollar and Mexican peso, with the peso being stronger on average throughout the nine months ended September 30, 2024 compared to the nine months ended September 2023.

All-in sustaining cash costs per silver equivalent payable ounce was $21.61, compared to $21.95 for the comparable period in 2023. The decrease is a result of the items noted above, as well as movements in penalties, treatment and refining charges, exploration expenses and sustaining capital expenditures.

See Non-IFRS Measures for a reconciliation for cash costs and all-in sustaining cash costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Consolidated Production Highlights

Q3 2024
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	156,512	281,831	1,625	1,771,250	670,887
La Preciosa Stockpiles	-	-	-	-	-
Consolidated	156,512	281,831	1,625	1,771,250	670,887
YTD 2024
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	457,090	795,334	4,859	4,423,909	1,882,118
La Preciosa Stockpiles	9,951	30,085	58	-	34,822
Consolidated	467,041	825,420	4,917	4,423,909	1,916,940

Q3 2024
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	63	0.46	0.58	89%	69%	88%
La Preciosa Stockpiles	-	-	-	-	-	-
Consolidated	63	0.46	0.58	89%	69%	88%
YTD 2024
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	61	0.47	0.50	88%	70%	87%
La Preciosa Stockpiles	133	0.29	-	71%	63%	-
Consolidated	63	0.47	0.50	88%	70%	87%

The silver equivalent production in Q3 2024 increased by 13% compared to Q3 2023. The increase was due to overall grade increases, coupled with mill performance and availability.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Avino Mine Production Highlights

Q3 2024	Q3 2023	Change %		YTD 2024	YTD 2023	Change %
156,512	154,507	1%	Total Mill Feed (dry tonnes)	467,041	471,635	-1%
63	56	13%	Feed Grade Silver (g/t)	63	53	19%
0.46	0.58	-20%	Feed Grade Gold (g/t)	0.47	0.53	-11%
0.58	0.42	37%	Feed Grade Copper (%)	0.50	0.46	9%
89%	86%	3%	Recovery Silver (%)	88%	87%	1%
69%	72%	-4%	Recovery Gold (%)	70%	73%	-4%
88%	80%	11%	Recovery Copper (%)	87%	83%	5%
281,831	237,165	19%	Total Silver Produced (oz)	825,420	703,920	17%
1,625	2,077	-22%	Total Gold Produced (oz)	4,917	5,883	-16%
1,771,250	1,143,827	55%	Total Copper Produced (lbs)	4,423,909	3,987,016	11%
670,887	591,208	13%	Total Silver Equivalent Produced (oz)[1]	1,916,940	1,856,772	3%

In Q3 2024, AgEq was calculated using metal prices of $29.42 per oz Ag, $2,476 per oz Au and $4.18 per lb Cu. In Q3 2023, AgEq was calculated using metals prices of $23.57 oz Ag, $1,929 oz Au and $3.79 lb Cu. For YTD 2024, AgEq was calculated using metal prices of $27.21 per oz Ag, $2,295 per oz Au and $4.15 per lb Cu. For YTD 2023, AgEq was calculated using metal prices of $23.44 oz Ag, $1,932 oz Au and $3.90 lb Cu. Calculated figures may not add up due to rounding.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Vice President, Technical Services, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

Non – IFRS Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance costs
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on outstanding warrants and other non-recurring items

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts and are indicative of the Company’s financial performance. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses, writedown of equipment or supplies and materials inventory, and fair value adjustments on outstanding warrants. Under IFRS, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the Company.

The following table provides a reconciliation of net earnings in the financial statements to EBITDA and adjusted earnings:

Expressed in 000’s of US$, unless otherwise noted	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Net income for the period	$1,169	$(803)	$3,008	$(21)
Depreciation and depletion	812	758	2,504	2,175
Interest income and other	77	(5)	(77)	(234)
Interest expense	77	158	248	275
Finance cost	5	3	10	80
Accretion of reclamation provision	49	13	151	36
Current income tax expense (recovery)	1,258	(111)	2,033	(645)
Deferred income tax expense (recovery)	369	693	1,061	(280)
EBITDA	$3,816	$706	$8,938	$1,386
Fair value adjustment on warrant liability	-	(20)	-	(478)
Share-based payments	531	627	1,601	1,809
Write-down of uncollectible asset	621	-	621	-
Write down of equipment and supplies and materials inventory	182	4	566	95
Unrealized foreign exchange (gain) loss	(170)	234	(342)	(182)
Adjusted earnings	$4,980	$1,551	$11,384	$2,630
Shares outstanding (diluted)	140,429,861	122,433,272	138,723,903	120,093,760
Adjusted earnings per share	$0.04	$0.01	$0.08	$0.02

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

Cash cost per payable ounce and all-in sustaining cash cost per payable ounce are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce and all-in sustaining cash cost per payable ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS as issued by the IASB, and are disclosed in addition to IFRS measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Cash cost per silver equivalent payable ounce

Management believes that the Company’s ability to control the cash cost per silver equivalent payable ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $978 for the nine months ended September 30, 2024 (September 30, 2023 - $723) and all of which is attributable to the Avino Mine.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The non-IFRS measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up accurately due to rounding.

The following table reconciles cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz for the preceding quarters:

Expressed in 000’s of US$, unless otherwise noted	Avino – Consolidated
	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Cost of sales	$8,907	$10,090	$10,054	$9,969	$9,952	$8,175	$7,974	$10,293
Exploration expenses	(111)	(163)	(135)	(148)	(41)	(27)	(95)	(472)
Write down of equipment and supplies and materials inventory	(182)	(384)	-	(319)	(4)	(91)	-	(330)
Depletion and depreciation	(773)	(796)	(821)	(717)	(720)	(677)	(670)	(592)
Cash production cost	7,841	8,747	9,098	8,785	9,187	7,380	7,209	8,899
Payable silver equivalent ounces sold	525,003	537,037	610,877	584,061	543,686	452,011	506,727	756,536
Cash cost per silver equivalent ounce	$14.94	$16.29	$14.89	$15.04	$16.90	$16.33	$14.23	$11.76
General and administrative expenses	1,986	2,439	1,695	2,080	1,907	2,338	1,523	2,094
Treatment & refining charges	787	763	890	978	1,001	651	709	784
Penalties	915	626	692	834	535	634	898	1,649
Sustaining capital expenditures	510	162	306	318	289	270	163	639
Exploration expenses	111	163	135	148	41	27	95	472
Share-based payments and G&A depreciation	(570)	(687)	(459)	(487)	(665)	(878)	(374)	(442)
Cash operating cost	$11,580	$12,214	$12,357	$12,656	$12,295	$10,422	$10,223	$14,095
AISC per silver equivalent ounce	$22.06	$22.74	$20.23	$21.67	$22.61	$23.06	$20.17	$18.63

*Certain amounts shown may not add exactly to the total due to rounding differences

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

The following table reconciles cash cost per AgEq oz production cost to all-in sustaining cash cost per AgEq oz for the nine months ended September 30, 2024, and 2023:

Expressed in 000’s of US$, unless otherwise noted	Avino - Consolidated
	YTD 2024	YTD 2023
Cost of sales	$29,051	$26,101
Exploration expenses	(409)	(163)
Write down of equipment and supplies and materials inventory	(566)	(95)
Depletion and depreciation	(2,390)	(2,067)
Cash production cost	25,686	23,776
Payable silver equivalent ounces sold	1,672,917	1,502,424
Cash cost per silver equivalent ounce	$15.35	$15.83
General and administrative expenses	6,120	5,808
Treatment & refining charges	2,440	2,361
Penalties	2,233	2,066
Sustaining capital expenditures	978	723
Exploration expenses	409	163
Share-based payments and G&A depreciation	(1,715)	(1,917)
Cash operating cost	$36,151	$32,981
AISC per silver equivalent ounce	$21.61	$21.95

Included in the consolidated figures for 2024 were 13,454 silver equivalent ounces sold from the historical La Preciosa stockpiles as part of our ongoing test work.

Mine Operating Cash Flow Before Taxes

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow before taxes is calculated as mine operating income less depreciation and depletion in cost of sales and write down or reversals of equipment and supplies and materials inventory. Mine operating cash flow  before taxes is used by management to assess the performance of the mine operations, excluding corporate activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in 000’s of US$, unless otherwise noted	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Mine operating income – per financial statements	$5,709	$2,364	$12,745	$5,258
Depreciation and depletion included in cost of sales	773	720	2,390	2,067
Write down of equipment and supplies and materials inventory	182	4	566	95
Mine operating cash flow before taxes	$6,664	$3,088	$15,701	$7.420

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Working Capital

Management uses working capital to assessment the Company’s ongoing liquidity position and future requirements, and believe it provides useful information to an investor. The Company’s working capital position is as follows:

	September 30, 2024	December 31, 2023
Current assets	$27,566	$23,535
Current liabilities	(11,688)	(13,808)
Working capital	$15,878	$9,727

Results of Operations - Summary of Quarterly Results

	2024	2024	2024	2023	2023	2023	2023	2022
(000’s) Quarter ended	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4
Revenue	$14,616	$14,787	$12,393	$12,530	$12,316	$9,218	$9,825	$14,649
Net income (loss)	1,169	1,240	599	563	(803)	1,134	(352)	1,296
Earnings (loss) per share - basic	$0.01	$0.01	$0.00	$0.00	$(0.01)	$0.01	$0.00	$0.01
Earnings (loss) per share - diluted	$0.01	$0.01	$0.00	$0.00	$(0.01)	$0.01	$0.00	$0.01
Total Assets	$135,366	$133,702	$128,644	$128,340	$123,493	$120,469	$118,606	$121,196

During Q3 2024, revenue was higher when compared to previous, primarily as a result of higher realized silver and gold metal prices.

Net income and earnings per share in Q3 2024 were positive, with results similar to Q2 2024. Both figures were  higher than prior quarters mainly due to better metal realized prices as noted above. For further details see “Financial Results” section.

Total assets have increased overall when compared to previous quarters, as result of operating and financing cash flow generation, and capital investment in the operation.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes. These fluctuations are mainly caused by market conditions such as fluctuations in metal prices, currency fluctuations as well as variations in mineralization of the zones mined.

Cash Flow

	September 30, 2024	September 30, 2023
Cash generated by operating activities	$7,573	$867
Cash generated by (used in) financing activities	2,505	2,125
Cash used in investing activities	(5,032)	(12,384)
Change in cash	5,046	(9,392)
Effect of exchange rate changes on cash	33	3
Cash, beginning of period	2,688	11,245
Cash, end of period	$7,767	$1,856

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Operating Activities

Cash generated by operating activities for the nine months ended September 30, 2024, was $7.6 million, an increase of $6.7 million compared to $0.9 million generated for the nine months ended September 30, 2023. Cash movements from operating activities can fluctuate with changes in net income and working capital movements. In Q3 2024, cash generated from operating activities increased primarily due to higher mine operating income as a result of higher levels of production activities, better realized metal prices and ounces sold. Other movements are primarily a result of working capital changes between the two periods.

Financing Activities

Cash generated by financing activities was $2.5 million for the nine months ended September 30, 2024, compared to $2.1 million generated for the nine months ended September 30, 2023. The movement is a result of proceeds from shares issued on the ATM and option exercises, partially offset by higher payments of lease and equipment loan. During the nine months ended September 30, 2024, the Company received net proceeds from issuance of shares for cash and from options exercise of $4.0 million (September 30, 2023 – $3.2 million). The Company also made lease and equipment loan payments totalling $1.5 million (September 30, 2023 - $1.1 million).

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2024, was $5.0 million compared to $12.4 million for the nine months ended September 30, 2023. Cash used in investing activities included $5.03 million (September 30, 2023 - $7.4 million) spent on the acquisition of property and equipment and exploration expenditures, as well as $5.0 million related to the repayment of the promissory note associated with the acquisition of La Preciosa during the three months ended March 31, 2023, with no comparable payment in the current period.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to continue with sustainable and profitable mining operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations. If required to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine further financing may be required. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

During 2024, the Company received net proceeds of $3.6 million in connection with a brokered at-the-market offering issued under prospectus supplements and $0.4 million in connection with stock options exercised.

As of the date of this MD&A, the Company has used the funds as intended.

During 2024, all funds were used for exploration and evaluation activities, the acquisition of property and equipment, and the repayments of capital equipment acquired under lease and loan.

During 2021, the Company received net proceeds of $18.1 million in connection with a brokered at-the-market offering issued under prospectus supplements, $0.8 million in connection with warrants exercised and $0.2 million in connection with stock options exercised.

As of the date of this MD&A, the Company has used the funds as intended. During 2021, the Company announced an increase to its exploration from 12,000 to 30,600 metres of exploration and resource drilling. As of the date of this MD&A, over 20,000 metres of the program had been completed.

In supporting mining operations in Mexico, the Company acquired La Preciosa for net cash consideration of $15.3 million. During 2022, the remaining $3.8 million was used for exploration and evaluation activities, the acquisition of property and equipment, the repayment of capital equipment acquired under lease and loan.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)  Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2024 and 2023 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries, benefits, and consulting fees	$273	$289	$886	$869
Share-based payments	424	502	1,318	1,472
	$697	$791	$2,203	$2,341

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

(b) Amounts due to/(from) related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to/(from) related parties:

	September 30, 2024	December 31, 2023
Oniva International Services Corp.	$100	$102
Silver Wolf Exploration Ltd.	(39)	(269)
	$61	$(167)

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s President and CEO and also a director, for consulting services. For the nine months ended September 30, 2024, the Company paid $212 (September 30, 2023 - $215) to ICC.

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three and nine months ended September 30, 2024 and 2023 are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	$235	$240	$731	$729
Office and miscellaneous	95	107	342	364
	$330	$347	$1,073	$1,093

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

(a)  Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2023 – two) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the unaudited condensed consolidated interim statement of financial position. At September 30, 2024, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2024, in the amount of $7,767 and working capital of $15,878 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of note payable and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2024, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$9,243	$9,243	$-	$-
Due to related parties	61	61
Minimum rental and lease payments	5,072	189	1,173	3,710
Equipment loans	248	178	70	-
Finance lease obligations	3,148	1,743	1,405	-
Total	$17,772	$11,414	$2,648	$3,710

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

(c)  Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	September 30, 2024		December 31, 2023
	MXN	CDN	MXN	CDN
Cash	$5,060	$518	$13,338	$70
Due from related parties	764	-	4,558	-
Long-term investments	-	1,979	-	1,236
Reclamation bonds	-	6	-	6
Amounts receivable	463	29	18,644	26
Accounts payable and accrued liabilities	(64,581)	(44)	(95,662)	(150)
Due to related parties	-	(136)	-	(135)
Finance lease obligations	(2,413)	(584)	(1,129)	(217)
Net exposure	(60,707)	1,768	(60,251)	836
US dollar equivalent	$(3,084)	$1,310	$(3,567)	$577

Based on the net US dollar denominated asset and liability exposures as at September 30, 2024, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2024, by approximately $189. The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2024, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $212.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2024, a 10% change in market prices would have an impact on net earnings (loss) of approximately $147.

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d) Classification of Financial Instruments

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2024:

	Level 1	Level 2	Level 3
Financial assets
Cash	$7,767	$-	$-
Amounts receivable	-	3,030	-
Long-term investments	1,439	-	27
Total financial assets	$9,206	$3,030	$27

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at September 30, 2024 the Company’s Level 3 financial instruments consisted of share purchase warrants in Silver Wolf Exploration Ltd..

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10 of the consolidated financial statements.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2024	December 31, 2023
Not later than one year	$189	$714
Later than one year and not later than five years	1,173	1,241
Later than five years	3,710	3,965
	$5,072	$5,920

Office lease payments recognized as an expense during the nine months ended September 30, 2024, totalled $30 (September 30, 2023 - $27).

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Due to the nature of the Company’s activities, the Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. At the reporting date, none of such claims and legal proceedings are considered probable of resulting in a material loss or judgment against the Company.

Subsequent Events

Subsequent to September 30, 2024, the Company issued 702,500 common shares through the exercise of 702,500 stock options at an average exercise price of C$1.15 for proceeds of C$806

Subsequent to September 30, 2024, the Company issued 4,288,100 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $5,827.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at November 12, 2024 the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	140,528,142	-	-
Restricted Share Units (“RSUs”)	3,540,868	-	0.36 – 2.38
Stock options	7,812,500	C$0.78 - C$1.64	0.73 – 4.37
Fully diluted	151,881,510

The following are details of outstanding stock options as at September 30, 2024 and November 12, 2024:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (September 30, 2024)	Number of Shares Remaining Subject to Options (November 12, 2024)
August 4, 2025	C$1.64	1,620,000	1,570,000
March 25, 2027	C$1.20	2,195,000	2,005,000
May 4, 2027	C$0.92	25,000	25,000
March 29, 2028	C$1.12	2,180,000	1,905,000
July 10, 2028	C$1.12	150,000	150,000
March 25, 2029	C$0.78	2,245,000	2,157,500
Total:		8,415,000	7,812,500

The following are details of outstanding RSUs as at September 30, 2024 and November 12, 2024:

Expiry Date	Number of Shares Remaining Subject to RSUs (September 30, 2024)	Number of Shares Remaining Subject to RSUs (November 12, 2024)
March 25, 2025	556,539	556,539
March 29, 2026	1,174,288	1,174,288
April 1, 2027	1,810,041	1,810,041
Total:	3,540,868	3,540,868

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Recent Accounting Pronouncements

New and amended IFRS that are effective for the current year:

Certain new accounting standards and interpretations have been published that are either applicable in the current year, or are not mandatory for the current period and have not been early adopted. We have assessed these standards, and they are not expected to have a material impact on the Company in the current or future reporting periods.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the nine months ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Peter Latta, Vice President, Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.avino.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding our mineral properties may not be comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2024, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.avino.com.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 12, 2024. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR+ with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Material linked to the Company’s website within this MD&A is not deemed to be incorporated by reference nor form a part of this MD&A.

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